Truewest Corporation
                                 P. O. Box 1271
                            Midland, Texas 79702-1271


                                February 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Kevin L. Vaughn, Accounting Branch Chief

RE: Truewest Corporation
    Form 10-K for the Fiscal Year Ended September 30, 2011
    Filed November 7, 2011
    File No. 000-26504

Dear Mr. Vaughn:

This letter is in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated January 13, 2012 (the "Comment Letter"), addressed to Glenn A. Little, the Chief Executive Officer of Truewest Corporation ("we", "us", "our", "Truewest" or the "Company").

In order to facilitate your review, the Staff's comment, reproduced below, is followed by our response to such comment.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 18

1. We note your disclosure that your "management concluded that [your] internal controls over financial reporting were not effective as of September 30, 2010." Please amend your filing to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is as of September 30, 2011, rather than as of September 30, 2010. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

The Company apologizes for the typographical error which was not caught in our proofreading of the document prior to its initial filing. The Company filed a Form 10-K/A on January 13, 2012 correcting this oversight and noting the proper date.

The Company acknowledges the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 10-K/A or our responses to the Comment Letter, please do not hesitate to contact the undersigned.

Sincerely,

Truewest Corporation

/s/ Glenn A. Little
----------------------------------
Glenn A. Little
President, Chief Executive Officer
Chief Financial/Accounting Officer
and Director